Exhibit 99.8

Form of Director Confidentiality Agreement

July [ • ], 2018

In connection with my nomination and service as a member of the board of directors (a “Director”) of Sinovac Biotech Ltd., a company limited by shares under the laws of Antigua and Barbuda (the “Company”), I hereby agree with the Company as follows:

1.          In connection with my service as a Director, I may acquire certain confidential, proprietary or competitively sensitive information that relates to the Company or its subsidiaries, and/or their respective directors, officers, employees, agents, affiliates or other representatives, and/or to any vendor, client or customer of the Company or any other such party that has an existing or proposed relationship with the Company (collectively, “Confidential Information”). Such Confidential Information includes, but is not limited to, all information furnished or made available by or on behalf of the Company to its directors, whether oral or written, and regardless of the manner or context in which it is furnished, and information regarding the Company’s governance (including discussions and deliberations relating to issues and decisions between and among the Company and its directors, officers and/or employees), board of directors, management, plans, strategies, business, finances or operations, including information relating to financial statements, evaluations, plans, programs, customers, plants, equipment and other assets, products, processes, manufacturing, marketing, research and development, know-how and technology, intellectual property and trade secrets and information which the Company has obtained from third parties and with respect to which the Company is obligated to maintain confidentiality. Except as provided in this agreement or with the prior and express written consent of the Company, I will maintain the confidentiality of the Confidential Information, I will not disclose any Confidential Information to third parties, and I will not use any Confidential Information for any purpose other than in connection with serving as a Director of the Company.

The term “Confidential Information” does not include information which (a) is already in my possession or becomes available to me from a source other than the Company or its representatives, provided, in each case, that I did not know or have reason to believe that such source is bound by a confidentiality agreement with, or other obligation or duty of secrecy to, the Company; or (b) becomes generally available to the public other than, directly or indirectly, as a result of a disclosure by me or my representatives. Nothing contained in this agreement prevents me from disclosing Confidential Information to directors, officers, employees, accountants, legal counsel or other advisors of the Company, for purposes related to my role as a Director of the Company.

2.          If I become requested or required by applicable law, rule, regulation, order, judicial or regulatory process or the rules of any stock exchange (collectively, “Law”) to disclose any Confidential Information, I will use commercially reasonable efforts to promptly provide the Company with notice of such request or requirement, to the extent permitted by Law, so that the Company may seek a protective order or other appropriate remedy, or waive compliance with the terms of this agreement. In the event that a protective order or other remedy is not obtained, or that the Company waives compliance, I may furnish, without liability hereunder, such portion of the Confidential Information that I am, on the opinion of outside legal counsel, required by Law to disclose, and will exercise my commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including, without limitation, by cooperating with the Company, at the Company’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information; provided, however, that I shall promptly notify the Company, if legally permitted, of (i) my determination to make such disclosure and (ii) the nature, scope and contents of such disclosure.

3.          I acknowledge I have been advised that the U.S. federal securities laws prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

4.          At such time as I am no longer a Director I will promptly return to the Company or promptly destroy all copies of the Confidential Information furnished to me by the Company, including portions of all documents, memoranda, notes and other writings prepared by me or my advisors that contain or are based upon Confidential Information. I agree to confirm in writing, if so requested by the Company, my compliance with the provisions of this paragraph. Notwithstanding the foregoing provision, I will not be required to delete the Confidential Information from automated, electronic back-up archival storage and may retain Confidential Information in confidential files as necessary to meet any legal, regulatory or internal audit requirements.

5.          I agree that money damages would not be a sufficient remedy for any breach of this agreement by me, and that the Company will be entitled to injunctive relief, specific performance and any other appropriate equitable remedies for any such breach. Such remedies shall not be deemed to be exclusive, but shall be in addition to all other remedies available at law or in equity. No waiver of any breach of this agreement shall be a waiver of any preceding or succeeding breach. No waiver of any right under this agreement shall be construed as a waiver of any other right. No modification of or amendment to this agreement, nor any waiver of any rights under this agreement, will be effective unless in writing and signed by the party to be charged. This agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. I agree that I may not assign this agreement without the prior written consent of the Company, which consent shall be granted or not according to the Company’s sole discretion. There are no third-party beneficiaries of this agreement. In case provisions of this agreement shall be deemed or ruled invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of the agreement shall not in any way be affected or impaired thereby.

6.          This agreement shall be governed and construed under the laws of the State of Delaware, without regard to conflict of laws principles.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned has hereto executed this agreement as of the day and year first written above.

Signature

Printed Name

[Signature Page to Director Confidentiality Agreement]

Accepted and Agreed to by:
Sinovac Biotech Ltd.

By:
Name:
Title:

[Signature Page to Director Confidentiality Agreement]